SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          AMENDMENT NO. __


                     DETWILER, MITCHELL & CO.
_____________________________________________________________________________
                        (Name of Issuer)

             COMMON STOCK, PAR VALUE $0.01 PER SHARE
_____________________________________________________________________________
                  (Title of Class of Securities)

                          251464103
_____________________________________________________________________________
                         (CUSIP Number)

                          JAMES K. MITCHELL
                       DETWILER, MITCHELL & CO.
                     9710 SCRANTON RD. STE. 100
                        SAN DIEGO, CA 92121
                         (858) 450-0055
_____________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                      and Communications)

                        April 15, 2003
_____________________________________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                 (Continued on following pages)

                       (Page 1 of 6 Pages)

SCHEDULE 13D                             GRAVES STOCKHOLDER GROUP
                                         DETWILER STOCKHOLDER GROUP
                                         MITCHELL STOCKHOLDER GROUP
                                         FENTON STOCKHOLDER GROUP


CUSIP NO.  251464103                            Page 2 of 6 Pages
_____________________________________________________________________________
1 NAME OF REPORTING PERSON:              GRAVES STOCKHOLDER GROUP
                                         DETWILER STOCKHOLDER GROUP
                                         MITCHELL STOCKHOLDER GROUP
                                         FENTON STOCKHOLDER GROUP

  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
_____________________________________________________________________________

2 CHECK THE APPROPRIATE BOX IF A MEMBER
  OF A GROUP:                                (a) [X ]
                                             (b) [  ]
_____________________________________________________________________________
3 SEC USE ONLY
_____________________________________________________________________________
4 SOURCE OF FUNDS                          PF
			                   OO
_____________________________________________________________________________
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
  IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):        [__]
_____________________________________________________________________________
6 CITIZENSHIP OR PLACE OF ORGANIZATION:      U.S.
_____________________________________________________________________________
             7  SOLE VOTING POWER:
NUMBER OF
SHARES       ________________________________________________________________
BENEFICIALLY 8  SHARED VOTING POWER:           2,039,620
OWNED BY
EACH         ________________________________________________________________
REPORTING    9  SOLE DISPOSITIVE POWER:
PERSON WITH
             ________________________________________________________________
             10 SHARED DISPOSITIVE POWER:      2,039,620
_____________________________________________________________________________
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY
   EACH REPORTING PERSON:               947,666* Graves Stockholder Group
                                        605,625* Detwiler Stockholder Group
                                        291,144* Mitchell Stockholder Group
                                        171,084* Fenton Stockholder Group
_____________________________________________________________________________
12 CHECK BOX IF THE AGGREGATE AMOUNT IN
   ROW (11) EXCLUDES CERTAIN SHARES:          [   ]
_____________________________________________________________________________
13 PERCENT OF CLASS REPRESENTED BY AMOUNT
   IN ROW (11):                          26%** Graves Stockholder Group
                                         17%** Detwiler Stockholder Group
                                          8%** Mitchell Stockholder Group
                                          5%** Fenton Stockholder Group
                                         56%** Total
_____________________________________________________________________________
14 TYPE OF REPORTING PERSON:                  OO (Group)
_____________________________________________________________________________

*Includes 166,667, 86,250 and 156,084 stock options granted to members of the Graves Stockholder Group, Mitchell Stockholder Group and Fenton Stockholder Group, respectively. Amounts listed above do not include 15,023 and 9,078 shares of common stock held in the issuer's 401(k)
 Plan by members of the Mitchell Stockholder Group and the Fenton Stockholder Group, respectively, which are not covered by the Stockholders Agreement. Detwiler Stockholder Group shares include
 9,000 shares held in a trust which will reimburse the issuer upon exercise of stock options underlying the 1999 Special Stock
 Option Plan.

** Percentage reported in (13) above is based on number of shares of Common Stock which would be outstanding if the options listed above were exercised, increasing the outstanding shares to 3,601,357 shares.

This Statement on Schedule 13D (this "Statement") is filed with the Securities and Exchange Commission pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 (the "Act").

Item 1.   Security and Issuer.

      This Statement relates to the common stock, par value $.01 per share ("Common Stock"), of Detwiler, Mitchell & Co.
      ("DMCO"). DMCO is a Delaware corporation with its principal executive offices located at 225 Franklin
      Street, Boston, Massachusetts 02110.

Item 2.   Identity and Background.

      (a) This Statement is being filed by members of the Graves Stockholder Group, Detwiler Stockholder Group, Mitchell Stockholder Group and the Fenton Stockholder Group
          (together referred to as "Voting Group") who have become party to a Stockholder Agreement (filed herein as Exhibit 99). The Voting Group have agreed to cross rights of first refusal in case a member wishes to sell shares, and to vote as a group on election of directors and other matters coming before the stockholders, with the exception of corporate governance matters such as amending the charter or by-laws, creating or modifying any class of securities, or any recapitalization, reorganization, business combination or sale of assets.

          Each member of the Voting Group is detailed as follows:

	    GRAVES STOCKHOLDER GROUP

          James H. Graves, Judy Graves, Erwin Graves & Associates LP (the "Partnership"), J&J Prairie Oaks Ranch 1, LP
          ("Prairie Oaks"), Prairie Acorn Ventures, GP and Judy Graves (collectively the "Graves Stockholder Group").

          Erwin Graves & Associates LP is owned 24.25% by
          James Graves, 24.25% by Judy Graves and 24.25% by James
          Erwin and 24.25% by Carole Erwin, and 1% owned by Erwin
          Graves & Associates 1, LLC, the General Partner. Erwin Graves & Associates 1, LLC is 50% owned by James Erwin and Spouse and 25% owned by James Graves and 25% owned by Judy
          Graves. Prairie Oaks is owned 49.5% by James Graves,
          49.5% by Judy Graves and 1% by J&J Prairie Oaks Ranch, LLC, the General Partner. J&J Prairie Oaks Ranch, LLC is owned
          50% by James Graves and 50% by Judy Graves. Prairie Acorn Ventures, GP is owned 25% by James Graves, 25% Judy Graves
          25% by Dr.George Allen and 25% by Shannon Allen.

          DETWILER STOCKHOLDER GROUP

	    Robert Detwiler and spouse Betsey Detwiler are the sole members of the Detwiler Stockholder Group.

	    MITCHELL STOCKHOLDER GROUP

	    James Mitchell, Pamela Mitchell and the James K. Mitchell and Pamela A. Mitchell Revocable Trust make up the Mitchell
          Stockholder Group.

          FENTON STOCKHOLDER GROUP

          Peter Fenton and spouse Paula Fenton are the sole members of the Fenton Stockholder Group.

                              Page 3 of 6 Pages

      (b) The address of the principal business of the individual members of the Voting Group is as follows:

          GRAVES STOCKHOLDER GROUP
          James Graves
          c/o Erwin Graves & Associates
          2100 McKinney Avenue, Suite 900, Dallas, TX 75205.

          DETWILER STOCKHOLDER GROUP
          Robert Detwiler
          c/o Fechtor, Detwiler & Co., Inc.
          225 Franklin Street, 20th Floor, Boston, MA 02110

          MITCHELL STOCKHOLDER GROUP
          James Mitchell
          c/o James Mitchell & Co.
          9710 Scranton Rd. Ste. 100, San Diego, CA 92121

          FENTON STOCKHOLDER GROUP
          Peter Fenton
          c/o Fechtor, Detwiler & Co., Inc.
          225 Franklin Street, 20th Floor, Boston, MA 02110

      (c) The principal business activity of the individual members of the Voting Group is as follows:

	    (i)   GRAVES STOCKHOLDER GROUP

	          Erwin, Graves and Associates is a Management Consulting
                firm. Prairie Oaks is an executive ranch resort which is principally engaged in providing deluxe meeting space and accomodations in a ranch setting for business executives. Prairie Acorn Ventures is a venture capital firm.
                James Graves is also Vice Chairman and Director of the issuer, which is principally engaged in the securities business.

          (ii)  DETWILER STOCKHOLDER GROUP

	          Robert Detwiler is the President and Director of the issuer, which is principally engaged in the securities business.

          (iii) MITCHELL STOCKHOLDER GROUP

                James Mitchell is Chairman and CEO of the issuer, which is principally engaged in the securities business.

          (iv)  FENTON STOCKHOLDER GROUP

                Peter Fenton is Executive Vice President, Director and Head of Capital Markets of the issuers principal subsidiary, Fechtor Detwiler & Co., Inc., which is principally engaged in the securities business.

      (d) During the last five years, no member of the Voting Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) none of the Voting Group have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in or caused the Voting Group to be subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (e) During the last five years, no member of the Voting Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the result of such proceeding caused the member of the Voting Group to be subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.


           The Voting Group acquired the Common Stock covered by this Statement from the participant Stockholder Groups upon execution of the Stockholders Agreement filed as Exhibit 1. No funds were used by the Voting Group to acquire Common Stock and no member of the Voting Group used any funds to acquire Common Stock for the purposes of the Voting Group.

                       Page 4 of 5 Pages

Item 4.   Purpose of the Transaction.

          Members of the Voting Group have agreed to cross rights of first refusal in case a member wishes to sell shares, and to vote as a group on election of directors and other matters coming before the stockholders, with the exception of corporate governance matters such as amending the charter or by-laws, creating or modifying any class of securities, or any recapitalization, reorganization, business combination or sale of assets.

          Except for the cross rights of first refusal provided for in the Stockholders Agreement, neither the Voting Group nor any of its members has any plans or proposals respecting any of the matters enumerated under Item 4 of Schedule 13-d or any similar actions.

Item 5.   Interest in Securities of the Issuer.

           The information set forth in Item 3 is incorporated herein by reference.

    	    The following transactions were made in the securities of the issuer:

        Trade Date     		 Type of Security      Name of Benefical Owner         Price       Number of Shares
	 As of 4/15/03            Common Stock         Graves Stockholder Group        Various         957,666
	 As of 4/15/03            Common Stock         Detwiler Stockholder Group      Various         605,625
	 As of 4/15/03            Common Stock         Mitchell Stockholder Group      Various         291,144
	 As of 4/15/03            Common Stock         Fenton Stockholder Group        Various         171,084
                                                                                                    ==========
       Total Shares Beneficially Owned for Voting Group                                              2,039,620


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Members of the Voting Group have become
          party to a Stockholder Agreement (filed herein as Exhibit 1). The members of the Voting Group have agreed to cross rights of first refusal in case a member wishes to sell shares, and to vote as a group on election of directors and other matters coming before the stockholders, with the exception of corporate governance matters such as amending the charter or by-laws, creating or modifying any class of securities, or any recapitalization, reorganization, business combination or sale of assets.



Item 7.   Material to be Filed as Exhibits.

          Exhibit 1.  Stockholder Agreement






After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 17, 2003

                                 /s/ James K. Mitchell
                                 ------------------------------
                                  Proxy Holder for Voting Group

                              Page 6 of 6 Pages